                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                           HIENERGY TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   42952V 10 1
                                 --------------
                                 (CUSIP Number)

                              Dr. Bogdan C. Maglich
                            1601 Alton Parkway, Unit B
                                Irvine, CA 92606
                                  949.757.0855
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 December 31, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                AMENDMENT NO. 1
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 2 of 8
---------------------                                                -----------

================================================================================
1 NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Dr.  Bogdan  C.  Maglich

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                  [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
           United  States
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7    SOLE  VOTING  POWER
           Shares owned directly             2,270,708
           Maglich Innovations Fund Inc.     1,500,000
           Stock  Options                    2,898,728
                                             ---------
           Total                             6,669,436
--------------------------------------------------------------------------------
8    SHARED VOTING POWER
           4,582,286
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
           Shares owned directly             2,270,708
           Maglich Innovations Fund Inc.     1,500,000
           Stock  Options                    2,898,728
                                             ---------
           Total                             6,669,436
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
           4,582,286
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,251,722
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           IN

                                 AMENDMENT NO. 1
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 3 of 8
---------------------                                                -----------

================================================================================
1 NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Maglich Family Holdings, Inc. / IRS Identification No: 33-0805657

--------------------------------------------------------------------------------
2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3     SEC  USE  ONLY
--------------------------------------------------------------------------------
4     SOURCE  OF  FUNDS*
               OO
--------------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          State  of  Delaware
--------------------------------------------------------------------------------
NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH
--------------------------------------------------------------------------------
7    SOLE  VOTING  POWER
          0
--------------------------------------------------------------------------------
8    SHARED  VOTING  POWER
          3,345,601
--------------------------------------------------------------------------------
9    SOLE  DISPOSITIVE  POWER
          0
--------------------------------------------------------------------------------
10   SHARED  DISPOSITIVE  POWER
          3,345,601
--------------------------------------------------------------------------------
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          3,345,601
--------------------------------------------------------------------------------
12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          13.8%
--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*
          CO
================================================================================
*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                                 AMENDMENT NO. 1
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 4 of 8
---------------------                                                -----------

================================================================================
1 NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Advanced Projects Group, Inc. / IRS Identification No: 33-0659446
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               State  of  Delaware
--------------------------------------------------------------------------------
NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
               0
--------------------------------------------------------------------------------
8    SHARED VOTING POWER
               1,236,735
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
               0
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
               1,236,735
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,236,735
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               CO
================================================================================
*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                                 AMENDMENT NO. 1
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 5 of 8
---------------------                                                -----------

================================================================================
1 NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maglich Innovations Fund Inc. / IRS Identification No: 48-1270682
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               State  of  Delaware
--------------------------------------------------------------------------------
NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
               0
--------------------------------------------------------------------------------
8    SHARED VOTING POWER
               1,500,000
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER
               0
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER
               1,500,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               CO
================================================================================
*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                                 AMENDMENT NO. 1
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 6 of 8
---------------------                                                -----------

ITEM  1.  SECURITY  AND  ISSUER.

The title and class of securities to which this Schedule 13D relates are the shares of common stock, par value $0.001 per share, of HiEnergy Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1601 Alton Parkway, Unit B, Irvine, California 92606.

ITEM  2.  IDENTITY  AND  BACKGROUND.

   (a) The name of the Reporting Persons are Dr. Bogdan C. Maglich, Maglich Family Holdings, Inc., Advanced Projects Group, Inc., and Maglich Innovations Fund Inc.

   (b) The address of the Reporting Persons is 1601 Alton Parkway, Unit B, Irvine, CA 92606.

   (c) Dr. Maglich is Chairman of the Board and Chief Scientific Officer of the Issuer and an officer, director and greater than ten percent shareholder of each of Maglich Family Holdings, Inc., Advanced Projects Group, Inc., and Maglich Innovations Fund Inc.

   (d) Dr. Maglich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

   (e) In the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) Dr. Maglich is a citizen of the United States. Maglich Family Holdings, Inc., Advanced Projects Group, Inc. and Maglich Innovations Fund Inc. are Delaware corporations.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 15, 2002, Dr. Maglich, individually, and on behalf of Maglich Family Holdings, Inc. and Advanced Projects Group, Inc. executed a Shareholder's Agreement committing himself and the two corporations to tender and not withdraw all of the shares of common stock of HiEnergy Microdevices, Inc., a Delaware corporation ("HiEnergy"), that they held in exchange for shares of the common stock of the Issuer. The exchange offer by the Issuer was conducted through an offering memorandum as contemplated by the Voluntary Share Exchange Agreement dated March 22, 2002 executed between the Issuer and HiEnergy. As shareholders of HiEnergy, Dr. Maglich, Maglich Family Holdings, Inc. and Advanced Projects Group, Inc. exchanged 176,000, 155,149 and 56,000 shares, respectively, of HiEnergy common stock for shares of common stock of the Issuer on a 22.3524-for-1 basis. Dr. Maglich also consented to have his 111,000 HiEnergy stock options converted, on a 22.3524-for-one basis, into 2,482,011 stock options of the Issuer.

On August 6, 2002, Dr. Maglich transferred 1,500,000 shares of common stock of HiEnergy that he directly owned to Maglich Innovations Fund Inc., a Delaware corporation, of which Dr. Maglich is the sole officer, director and shareholder.

On December 31, 2002, HiEnergy granted Dr. Maglich an option to purchase 416,717 shares of common stock at $2.81 per share with a term of 5 years pursuant to his employment agreement. The option vests immediately.

                                 AMENDMENT NO. 1
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 7 of 8
---------------------                                                -----------

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the voluntary share exchange between the Issuer and the shareholders of HiEnergy was to effect a reverse takeover of the Issuer by the shareholders of HiEnergy. The shareholders of HiEnergy voluntarily exchanged the common stock they held in HiEnergy for the common stock of the Issuer and in aggregate now control a majority of the outstanding shares of common stock of the Issuer following the closing of the voluntary share exchange transaction on April 25, 2002. HiEnergy is now a majority-owned subsidiary of the Issuer. Immediately after the voluntary share exchange, effective April 26, 2002, the Board of Directors of the Issuer was increased to six members and the existing members of the HiEnergy Board became Directors of the Issuer. Except for the President of the Issuer, Barry Alter, the executive officers of the Issuer were replaced with the executive officers of HiEnergy.

The summary descriptions contained in this report of the Shareholder's Agreement and the Voluntary Share Exchange Agreement are qualified in their entirety by the complete text of the agreements accompanying this report as exhibits and incorporated herein by reference.

At various times from May 2002 through December 2002, Dr. Maglich, Maglich Family Holdings, Inc. and Advanced Projects Group made gifts of HiEnergy stock in the aggregate amounts of 135,000, 122,352, and 15,000 shares, respectively.

On December 19, 2002, Dr. Maglich sold 10,000 and 18,315 shares, respectively, of restricted common stock to two separate individuals for cash at $1.32 per share.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Dr. Maglich beneficially owns 11,251,772 shares of Common Stock, or 41.7% of the outstanding shares of common stock of the Issuer. He directly controls (has the sole power to vote and dispose of) 3,770,708 shares of Common Stock, which includes the 1,500,000 shares held by Maglich Innovations Fund, Inc. Dr. Maglich indirectly controls (has shared power to vote and dispose of) 4,582,336 shares of Common Stock, 3,345,601 shares of which are owned by Maglich Family Holdings, Inc. and 1,236,735 shares of which are owned by Advanced Projects Group, Inc. Dr. Maglich is an officer, director and ten percent shareholder of each of Maglich Family Holdings Inc. and Advanced Projects Group Inc. Dr. Maglich disclaims beneficial ownership of the common stock held by Maglich Family Holdings, Inc. and Advanced Projects Group, Inc. beyond his pecuniary interest in those entities. He also holds 2,898,728 stock options of the Issuer, all of which are currently exercisable.

On August 6, 2002, Dr. Maglich transferred 1,500,000 shares of common stock of HiEnergy that he directly owned to Maglich Innovations Fund Inc., a Delaware corporation, of which Dr. Maglich is the sole officer, director and shareholder.

At various times from May 2002 through December 2002, Dr. Maglich, Maglich Family Holdings, Inc. and Advanced Projects Group made gifts of HiEnergy stock in the aggregate amounts of 135,000, 122,352, and 15,000 shares, respectively.

On December 19, 2002, Dr. Maglich sold 10,000 and 18,315 shares, respectively, of restricted common stock to two separate individuals for cash at $1.32 per share pursuant to stock purchase agreements.

On December 31, 2002, HiEnergy granted Dr. Maglich an option to purchase 416,717 shares of common stock at $2.81 per share with a term of 5 years pursuant to his employment agreement, which was assigned by HiEnergy Microdevices, Inc. to HiEnergy Technologies, Inc. The option vests immediately.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

                                 AMENDMENT NO. 1
                                       OF
                                  SCHEDULE 13D
---------------------                                                -----------
CUSIP No. 42952V 10 1                                                Page 8 of 8
---------------------                                                -----------

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit
Number         Name
------         ----

Exhibit  A*    Voluntary  Share  Exchange  Agreement  by  and  between  HiEnergy
               Microdevices,  Inc.  and  SLW  Enterprises  Inc.

Exhibit  B*    Form  of  Shareholder's  Agreement

Exhibit  C*    Letter  Agreement Between SLW Enterprises, Inc. and Dr. Bogdan C.
               Maglich

Exhibit  D     Employment Agreement by and between HiEnergy Technologies, Inc.
               and Dr. Bogdan C. Maglich

Exhibit  E     Assignment and Assumption of Employment Agreement by and among
               HiEnergy Technologies, Inc., HiEnergy Microdevices, Inc. and
               Dr. Bogdan C. Maglich

* Filed previously with the Commission.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 24, 2003


    /s/ B C Maglich
-------------------------------
Dr. Bogdan C. Maglich, individually and
as majority shareholder of Maglich Family Holdings, Inc.,
as sole officer and director and majority shareholder of
Advanced Projects Group, Inc., and as sole officer,
director and shareholder of Maglich Innovation Funds Inc.

                                  EXHIBIT D

                              Employment Agreement

Agreement made this 6th day of March 2002, between HiEnergy Microdevices, Inc., a Delaware Corporation (the "Company"); and Bogdan C. Maglich, an individual ("Maglich").
                                   WITNESSETH

IN CONSIDERATION of the mutual covenants contained herein, the parties agree as follows:

     1.   EMPLOYMENT. The Company hereby agrees to employ Maglich, during the
          -----------
          term specified in Paragraph 2, and Maglich agrees to accept such employment, all subject to the terms and conditions hereinafter set forth in this Agreement.

     2.   TERM. Subject to the terms and conditions of this Agreement, Maglich's
          -----
          employment by the Company shall be for a term commencing on the date hereof and ending on December 31, 2006, unless sooner terminated as hereinafter provided.

     3.   DUTIES AND RESPONSIBILITIES.
          ----------------------------

                    (a) During the term, Maglich shall serve as Chief Scientific Officer and Chairman of the Company and shall devote the stated time and attention to the business of the Company. The business of the Company, for purposes of this Agreement, shall include (i) the detection of the substances of which objects are comprised and the development, production, sale and promotion of devices and technologies to effect such detection, and (ii) such other endeavors as to which Maglich and the Board shall mutually agree.
                    (b) Subject to the supervision of the Board of Directors, Maglich, as Chief Scientific Officer of the Company, will be responsible for the determination of the Company's research and development program; its research and development associations and consortiums; its patent policy; the selection, hiring, and/or firing of its scientific, engineering and technical personnel and of any Principal Investigator or Co-principal Investigator on research and development contracts of the Company and of their clerical assistants, as well as their respective remuneration and budgeting priorities.
                    (c) Subject to such requirements as shall be imposed by law or governmental regulation, Maglich, as Chief Scientific Officer, shall be responsible for determining what technical information may be publicly disclosed by any officer or employee of the Company.
                    (d) As Chairman, Maglich agrees to perform, and shall perform, the functions of the Chairman as set forth in the By-Laws of the Company; shall be one of two signatories on all checks and drafts of the Company in excess of $1000; and, subject to review by the Board of Directors, shall be the officer of the Company responsible for submitting budgetary recommendations to the Board.
                    (e) It is recognized by the Company that Maglich has heretofore been engaged, and in the future may be engaged, in other endeavors, including, without limitation, those relating to nuclear fusion energy, satellite-borne nuclear power, and anti-missile defense, as well as scientific education, including, without limitation, scientific publications and documentary films. It is recognized by the Company that such activities are indirectly beneficial to its reputation, standing and governmental and business relations. It is further recognized that, provided the company does not furnish its personnel, equipment, facilities or funding for such other endeavors and that the work conducted on such other endeavors does not interfere with the services and time on the job provided to the Company by Maglich, any patents or other intellectual property or other benefits derived from such other endeavors are the sole property of Maglich and that the Company shall neither have or claim any interest therein.
                         A list of Maglich's other endeavors, as discussed above, shall be maintained mutually by the Company and Maglich. All other work conducted by Maglich during his employed time, or using the Company's personnel, facilities or funding, and which is not so listed, will be work for hire to the Company by Maglich.
                    (f) Maglich shall devote not less than 35 hours per week to the business of the Company, it being understood that he may give such time and attention to other endeavors as does not materially detract from his services for, and attention to, the business of the Company.
                    (g) It is contemplated that, for the continuance of this Agreement, Maglich will be employed as Chief Scientific Officer and Chairman of the Company. In the event Maglich is not so elected and not so continued in any or all of such posts, for any reason other than termination for cause (as defined below), such failure shall constitute a breach of this Agreement by the Company and Maglich shall have the right to terminate his employment hereunder forthwith by written notice of such intention to the Company and the Company will be obligated to make the severance payments set forth in Paragraph 11 of this Agreement and to satisfy all other obligations set forth in Paragraph 10.

     4.   COMPENSATION. In consideration of the services to be rendered by
          -------------
          Maglich hereunder, the Company agrees to pay Maglich, and he agrees to accept, the following:

                    (a)  BASE SALARY. For the period commencing January 1, 2002,
                         ------------
                         and ending December 31, 2002, the Company shall pay Maglich at the annual rate of $125,000 annually, payable in cash monthly. For the period January 1, 2003, through December 31, 2006, the Company shall pay Maglich as follows:

                         (i) For the period January 1, 2003, through December 31, 2003, $137,500 annually, payable in cash monthly;
                         (ii) For the period January 1, 2004, through December
                              31, 2004, $151,250 annually, payable in cash monthly;
                        (iii) For the period January 1, 2005, through December
                              31, 2005, $166, 375 annually, payable in cash monthly; and
                         (iv) For the period January 1, 2006, through December
                              31, 2006, $183,012 annually, payable in cash monthly.
                         (v) In the event that Maglich, with the approval of the Company, shall work less than the time required of him under Paragraph 3(c), his base salary shall decrease proportionally.

                    (b)  SIGNING BONUS.
                         --------------
                         In consideration of Maglich executing and delivering this Agreement, the Company has agreed to pay Maglich a signing bonus by issuing to him its promissory note in the face amount of $100,000 in the form of Exhibit A hereto, payable (i) $50,000 upon receipt by the Company of One Million Dollars or more from any source, and
                         (ii) $50,000 upon receipt by the Company of in excess of $500,000 from its sales or operations (including grants not directed for equipment) or receipt by the Company of a further cash infusion of One Million Dollars or more.

                    (c)  ANNUAL BONUS.
                         -------------
                         (i)At the beginning of each fiscal year, the Board of Directors of the Company shall establish a bonus plan based upon Company performance goals. At the end of the fiscal year, officers of the Company, including Maglich, shall receive a bonus based upon performance against the established plan.
                         (ii) In no event shall Maglich's bonus be less than 20% of the total amount of bonuses paid to officers of the Company pursuant to the bonus plan referred to in "(i)" above.
                         (iii) In the event the Company's gross pretax profit in any fiscal year shall exceed $.20 per share, then Maglich's bonus in that year shall not be less than $50,000.

                    (d)  STOCK OPTIONS.
                         -------------
                         (i) The Company represents, warrants, and confirms to Maglich its agreement in 1998 to then issue to him options entitling him to purchase 111,040 shares of the Common Stock of the Company at an exercise price of $3 per share, such options to be exercisable at any time and from time to time within the period ending November 30, 2008. The Company represents and warrants that it will take all corporate action necessary or desirable to effect the valid issuance of all such options to Maglich and the delivery of certificates therefor to Maglich no later than March 30, 2002; and
                         (ii) The Company shall grant and issue to Maglich annually during the term hereof five-year stock options at a rate of not less than one (1%) per annum of the Company's stock issued and outstanding at the end of the year, such options to have an exercise price of the most recent arms length sale, or if publicly traded, the average price for the preceding thirty days. In no event shall Maglich receive, in the aggregate, in any one year less than 10% of the total number of options granted by the Company for services in that year.

     5.   PENSION AND FRINGE BENEFITS.
          ----------------------------

                    (a) Maglich shall be entitled to participate in any employee benefit plans generally available to senior officers and/or key employees of the Company, including medical, disability, pension, non-qualified deferred compensation plans, the programs for the allowance for or the reimbursement of automobile expenses, and any other plans of general application to senior officers and/or key employees of the Company on the date hereof and such plans and programs adopted hereafter for the benefit of senior officers and/or key employees of the Company.
                    (b) As Maglich is covered by Medicare, the Company shall pay his supplemental Blue Cross, TIAA Long-Term Care insurance, medical insurance for his children under eighteen (18) years of age, and dental insurance for himself and his children, and not less than $1000 per month into his TIAA annuity pension fund until August 31, 2003.
                    (c) The Company will provide Maglich with a Lincoln, Cadillac, or equivalent U.S. brand automobile of his choosing for his business and personal use and will pay for all related expenses thereof, including, without limitation, the costs of registration, fuel, repairs, and insurance.
                    (d) Maglich shall be entitled to take time off for vacation or illness in accordance with the Company's policy for senior executives and/or key employees and to receive all other fringe benefits as from time to time made generally available to senior executives and/or key employees of the Company.
                    (d) The Company shall reimburse Maglich for reasonable and necessary personal attorneys' fees, costs and expenses incurred in connection with matters relating to the affairs of the Company, excluding any disputes with the Company itself. Such reimbursement shall not exceed $20,000 in any one year, except as may be necessary to protect the Company from actual or claimed liability to others or as shall be otherwise agreed by the Company or provided for in Paragraph 12 hereof. Nothing contained herein shall limit the Board of Directors from providing defense costs to all officers and directors of the Company, including Maglich.

     6.   REIMBURSEMENT. The Company shall reimburse Maglich for all proper
          --------------
          expenses, including, without limitation, travel and entertainment expenses, incurred by him in the performance of his duties hereunder in accordance with the Company's policies and procedures in effect from time to time.

     7.   OFFICE AND LOCATION. The Company shall provide Maglich, at the
          --------------------
          Company's sole expense, with an executive office at its headquarters commensurate with his positions as Chief Scientific Officer and Chairman within the facility then occupied by the Company.

     8.   EXECUTIVE SECRETARY. The Company shall provide Maglich, at the
          --------------------
          Company's sole expense, with the services on a full-time basis of an executive secretary of his choosing. Said executive secretary shall perform those services for Maglich that are regularly performed for the Chairman of the Board of a public company and shall also assist Maglich in his positions as Chief Scientific Officer of the Company. A salary customary in the area in which the Company's offices are located shall be paid by the Company to Dr. Maglich's executive secretary.

     9.   INSURANCE. The Company shall, at its sole expense, provide Maglich
          ----------
          with the following insurance:

                    (a) Life Insurance. The Company shall provide Maglich with, and pay up to $1,000 in premium per month for two key man life insurance policies. The owner and beneficiary of one policy shall be the Company. The owner of the other ("Maglich Policy") shall be Maglich and/or the beneficiary or beneficiaries designated by him. Every time the Company increases its insurance on Maglich's life the Maglich Policy shall increase at the Company's expense by an identical amount.

                    (b) Disability Insurance. The Company shall pay the premium on the disability insurance policy presently maintained by Maglich and any renewals thereof provided the premium shall not exceed $500 per month.

     10.  TERMINATION.
          ------------

                    (a) Termination for Cause. The Company may terminate Maglich's employment at any time upon Maglich's gross negligence or willful malfeasance in the material performance of his duties and responsibilities to the Company under Paragraph 3 of this Agreement. Such discharge shall be effected by notice (the

                         "Discharge Notice") to Maglich which shall specify the reasons for Maglich's discharge and effective date thereof. In each instance, such termination shall not be effective if the gross negligence or willful malfeasance specified in the Discharge Notice is cured by Maglich within ten (10) days following the date of receipt by Maglich of the Discharge Notice.

                    (b)  TERMINATION FOR DISABILITY. In the event of disability
                         --------------------------
                         of Maglich rendering him unable to perform his services hereunder for a period of one hundred eighty (180) consecutive days, the Company shall have the right to terminate this Agreement upon giving not less than thirty (30) days' notice ("Termination Notice") of its intention to do so. If Maglich shall have resumed his duties hereunder within such a thirty (30) day period and shall have continuously performed his services for at least thirty (30) consecutive days thereafter, the Termination Notice shall be deemed of no force and effect and this Agreement shall thereupon continue in full force as though such notice of termination had not been given.

                    (c)  TERMINATION BY MAGLICH. Maglich may terminate this
                         -----------------------
                         Agreement at any time by giving not less than three (3) months' notice of his intention to terminate, in which case all Company benefits shall be terminated "in due course" as of the effective date of termination. Any notes and earned stock options of Maglich shall immediately vest and be paid as agreed.

     11. SEVERANCE PAYMENTS. If this agreement is terminated, the Company shall
         -------------------
     pay Maglich, on the termination date, an amount of money equal to the aggregate unpaid balance of the minimum annual base salaries provided for in Paragraph 4(a) hereof through a period of two (2) years after the termination date. Additionally, the Company shall continue to pay Maglich, for said two year period, all of the benefits provided for in Paragraph 5(a) and (b) above and, thereafter, all premiums associated with the continuation of Maglich's insurance under COBRA for the period that COBRA shall be available to Maglich. Upon termination, all of Maglich's options respecting shares of the capital stock of the Company shall forthwith vest in Maglich and become immediately exercisable.

          12. COMPROMISE OF UNPAID CONTRACTUAL OBLIGATIONS TO MAGLICH. Maglich
              --------------------------------------------------------
          and the Company have certain differences in their understanding of the existence and magnitude of the Company's obligations to Maglich under an Employment Agreement initially entered into between Maglich and Advanced Physics Corporation on the 31st day of December 1993 and understood by Maglich to have been adopted and approved by the Company on August 23, 1995. If Maglich is correct, the Company's current obligations to Maglich under the aforesaid Employment Agreement would exceed $4,000,000. Maglich and the Company have agreed that Maglich will cancel all obligations or alleged obligations of the Company to Maglich respecting the aforesaid Employment Agreement in exchange for indemnification of Maglich by the Company against any personal tax liabilities arising from the issuance to

          Maglich of securities of the Company, up to a total possible indemnification payment of Seventy-five Thousand dollars ($75,000). Accordingly, upon the release by Maglich of the Company from his claims under the aforesaid Employment Agreement, the Company agrees to indemnify and hold harmless Maglich from and against any and all personal tax liability or liabilities or alleged tax liability or liabilities of any kind or description, and against all attorney's fees, costs and expenses of counsel of Maglich's selection with respect to such tax liabilities or alleged tax liabilities, to the fullest extent permitted by law and subject to the payment of no more than $75,000. It is understood by the Company that it is a material condition of Dr. Maglich's entering into this Employment Agreement with the Company that he have no tax liability whatsoever respecting the issuance by the Company of securities to him, and it is the intention of the Company that to the limit of $75,000, it bear any and all such liability in full. The parties will execute and deliver such other and further documents as shall be necessary or advisable to carry out the transactions contemplated by this Paragraph 12. If the ultimate determination of tax liability by Maglich is in excess of $75,000, the Company will advance to Maglich an additional amount equal to the excess, up to an additional $75,000, as an advance against salary, without the collection of interest thereon.

     13. EXCHANGE BY MAGLICH OF SHARES OF CLASS B COMMON STOCK FOR SHARES OF
         -------------------------------------------------------------------
     CLASS A COMMON STOCK OF THE COMPANY. Maglich is the owner of record of 100%
     ------------------------------------
     of the authorized and issued Class B shares of the Company. The Company has determined that it is in the best interests of the Company and its shareholders for it to exchange Class A shares of the Company for all of Maglich's Class B shares. Maglich agrees that he will accept 100,000 shares of the Class A common stock of the Company in exchange for all of his Class B shares, and the Company agrees that such an exchange is fair and reasonable and agrees to such exchange. The Company represents and warrants to Maglich that its Board of Directors has or will take all necessary or appropriate action to vest in Maglich full and unfettered title to such 100,000 shares of Class A Common Stock, free and clear of any liens or encumbrances of any kind whatsoever, upon Maglich's delivery to the Company of his Class B Common Stock in exchange for said 100,000 shares of Class A Common Stock.

14.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY RESPECTING CERTAIN SECURITIES
     ---------------------------------------------------------------------------
     ISSUED TO MAGLICH AND ASSOCIATES AND RATIFICATION OF TRANSACTIONS RELATED
     -------------------------------------------------------------------------
     THERETO.
     --------

          (a) The Company hereby represents and warrants to Maglich that the securities set forth below have been duly and validly issued by the Company and registered by the Company in the names of the persons listed below and are outstanding, fully paid and non-assessable securities of the Company:

               (i) Advanced Projects Group, Inc.         58,000 share of Class A
               (majority  owned  by  Bogdan  Maglich     Common Stock
               and  Maglich  Family  Holdings,  Inc.)

               (ii)  Bogdan C. Maglich                   76,000 shares of
                                                         Class A Common Stock
                                                         and all shares of Class
                                                         B Common Stock
                                                         (converted by Maglich
                                                         into 100,000 shares of
                                                         Class A Common Stock
                                                         pursuant to Paragraph
                                                         13 hereof)

               (iii)  Maglich  Family  Holdings, Inc.    166,049 shares of
                                                         Class  A  Common
                                                         Stock

          (b) The Company hereby ratifies and reaffirms all transactions which resulted in the issuance of the securities listed in "(a)" above and represents and warrants that its Board of Directors has or will take all action necessary or appropriate to vest in the parties listed above full and unfettered title to all of said shares as stated above.

     15.  NON-DISCLOSURE AND COVENANT NOT TO COMPETEE
          -------------------------------------------

          (a) NON-DISCLOSURE. During the term of this Agreement and from and
              ---------------
          after the termination of this Agreement, Maglich shall not, except as required by law or to perform his duties under this Agreement, divulge, disclose or communicate to any person, firm, or corporation, any confidential information. The term "confidential information" includes, without limitation, information about the business of the Company (or any division, subsidiary or affiliate of the Company) including, but not limited to, methods of operation, pricing information and customer lists, but excluding such information that was in the public domain at the time it was acquired by Maglich or that comes into the public domain other than through disclosure by Maglich. If confidential information is contained in any document or writing or is fixed in any other tangible form, magnetically, electronically, or otherwise, and if such confidential information is in Maglich's possession or under his control, he shall return such information and all copies thereof to the Company upon his termination. Maglich shall not directly or indirectly, take, copy, or transfer, in any manner whatsoever, any of the business records of the Company (or any division, subsidiary or affiliate of the Company).

          (b)  NON-COMPETE. During the term of Maglich's employment hereunder,
               -----------
               and for a period of five (5) years following the date of termination of Maglich's employment hereunder, Maglich shall not, directly or indirectly, engage (whether for compensation or without compensation) as an individual proprietor, partner, stockholder, officer, employee, director, consultant, joint venturer, lender, or in any other capacity whatsoever (otherwise than as a holder of no more than 1% of the total outstanding stock of a publicly held company) in any business activity or business activities that compete with the remote-non-intrusive detection business of the Company, it being understood and agreed by the Company that "other endeavors" of Maglich referred to and listed in Paragraph

               3(a) and 3(b) hereof are not and never shall be considered as competing activities to those of the Company. During the term of Maglich's employment hereunder, and for a period of the greater of one year or any time during which Maglich is receiving severance payments pursuant to Paragraph 11 hereof, Maglich shall not, directly, or indirectly: either for himself or for any other person, firm or corporation, divert or take away or attempt to divert or take away any person, firm or corporation who was or is a customer of the Company during the term of this Agreement, or
               (b) induce or influence any person who is engaged by the Company as an employee, agent or otherwise, to terminate his or her engagement or to engage or otherwise participate in a business activity directly or indirectly competitive with the Company.
          (c)  SCOPE OF RESTRICTIONS. The restrictions set forth in this
               ----------------------
               Paragraph 15 are considered by the parties to be reasonable. However, if any such restriction is found to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to what may be enforceable.
          (d)  REMEDIES. In the event of a breach or a threatened breach of this
               --------
               Paragraph 15 that is not cured by Maglich after receipt of ten day's written notice from the Company, the Company shall be entitled to an injunction restraining Maglich from committing or continuing such breach, as well as to any and all other legal and equitable remedies permitted by law.


     16.  MISCELLANEOUS.
          --------------

          (a)  ENFORCEABILITY. The failure of any party at any time to require
               ---------------
               performance by another party of any provision hereunder shall in no way affect the right of that party thereafter to enforce the same, nor shall it affect any other party's right to enforce the same, or to enforce any of the other provisions of this Agreement; nor shall the waiver by any party of the breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision or as a waiver of the provision itself.

          (b)  BINDING EFFECT. This Agreement shall be binding upon the Company,
               --------------
               its successors and assigns and Maglich, his heirs, and personal representatives. This Agreement may not be assigned by either party without the prior written consent of the other party being first obtained.

          (c)  MODIFICATIONS. This Agreement may not be orally cancelled,
               --------------
               changed, modified or amended, and no cancellation, change, codification or amendment shall be effective or binding, unless in writing and signed by the parties to this Agreement.

          (d)  SEVERABILITY; SURVIVAL. In the event any provision or portion of
               ----------------------
               this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall nevertheless be binding upon the parties with the same effect as through the invalid or unenforceable part had been severed and deleted. The respective rights and obligations of the parties thereunder shall survive the termination of the executive's employment to the extent provided elsewhere herein and to the extent necessary to the intended preservation of such rights and obligations.

          (e)  NOTICES. Any notice, request, instruction or other document to be
               -------
               given hereunder by any party to another party shall be in writing and shall be deemed effective (i) upon personal delivery, if delivered by hand against receipt, (ii) mailed postage prepaid, by United States certified or registered mail, return receipt requested, (iii) upon being sent by facsimile transmission (if receipt is electronically confirmed) and, in each case, addressed as follows:

                              If to the Company:

                              HiEnergy Microdevices, Inc.
                              10  Mauchly  Drive
                              Irvine,  CA  92618

                              With  a  copy  to:

                              Blackwell  Sanders  Pepper  Martin
                              2300  Main  Street,  Suite  1000
                              Kansas  City,  MO  62108
                              Attention:  Steve  Carman,  Esq.

                              If  to  Maglich:

                              Bogdan  C.  Maglich
                              559  Vista  Flora
                              Newport  Beach,  CA  92660

                              With  a  copy  to:
                              James  Monroe  Marx,  Esq.
                              590  Madison  Avenue,  23rd  Floor
                              New  York,  New  York  10022

Any party may change the address to which notices are to be sent by giving notice of such change of address to the other party in the manner herein provided for giving notice.

          (f)  APPLICABLE LAW. This Agreement shall be governed by, and
               --------------
               construed in accordance with, the laws of the State of California, without application of conflict of law provisions applicable herein.

          (g)  ENTIRE AGREEMENT. This Agreement represents the entire agreement
               ----------------
               between the Company and Maglich with respect to the subject matter hereof, and all prior agreements, plans and arrangements relating to the employment of Maglich by the Company are nullified and superceded hereby.

          (h)  HEADINGS. The headings contained in this Agreement are for
               --------
               reference purposes only, and shall not affect the meaning or interpretation of this Agreement

          (i)  COUNTERPARTS. This Agreement may be executed in one or more
               ------------
               counterparts, all of which shall constitute one and the same agreement, and each of which shall be deemed an original.


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


                             HiEnergy Microdevices, Inc., a Delaware Corporation


                             By:   /s/  Gregory Gilbert
                                ------------------------------------
                                  Gregory  Gilbert
                                  President and Duly Authorized Signatory

                                   /s/  B.  C.  Maglich
                                ------------------------------------
                                Bogdan  C.  Maglich,  Individually

                                  EXHIBIT E

                ASSIGNMENT AND ASSUMPTION OF EMPLOYMENT AGREEMENT

                    BY AND AMONG HIENERGY TECHNOLOGIES, INC.,

              HIENERGY MICRODEVICES, INC. AND DR. BOGDAN C. MAGLICH

     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (the "Agreement") is entered into as of the 16th day of July, 2002, by and among HiEnergy Technologies, Inc. (the "Parent" or the "Company"), a Washington corporation, HiEnergy Microdevices, Inc. (the "Subsidiary"), a Delaware corporation, and Dr. Bogdan C. Magich ("Maglich"), individually (together, the "parties").

                                    RECITALS

     WHEREAS, an employment agreement (the "Employment Agreement") was entered into by and between the Subsidiary and Maglich on March 6, 2002; and

     WHEREAS, the Subsidiary desires to assign to the Parent and the Parent desires to assume from the Subsidiary the Employment Agreement; and

     WHEREAS, the Employment Agreement contains a provision (i) granting Maglich an option to purchase 111,040 shares of Class A common stock of the Subsidiary (the "Option"), which grant was approved by resolution of the Board of Subsidiary at a meeting held on March 19, 2002, and (ii) promising to grant to Maglich additional stock options (the "Additional Options") annually during the term of the Employment Agreement; and

     WHEREAS, a separate Stock Option Agreement will be executed between the Parent and Maglich granting Maglich an Option to purchase 2,482,011 shares of common stock of the Parent in exchange for canceling the Option; and

     WHEREAS, the parties seek to amend the Employment Agreement with respect to the Option and the Additional Options and to cancel the Option;

NOW THEREFORE, in consideration of the promises and mutual covenants set forth in this Agreement, the parties hereby agree as follows:

1.   AMENDMENT  NO.  1  TO  EMPLOYMENT  AGREEMENT

     a.     Definitions;  References.  All  capitalized  terms  used  in  this
            ------------------------
Amendment No. 1 to the Employment Agreement ("Amendment No. 1") not defined herein shall have the meanings given them in the Employment Agreement. References in this Amendment No. 1 and in the Employment Agreement to "this Agreement," "herein," "hereto" and words of similar import shall mean the Employment Agreement as modified by this Amendment No. 1.

     b.     Effect  of  Amendment  No.  1.  This  Amendment  No.  1 modifies the
            -----------------------------
Employment Agreement. The Employment Agreement, as amended by this Amendment No. 1, is in full force and effect, and the parties hereby ratify and affirm the same. In the event of any conflict between the provisions of the Employment Agreement and this Amendment No. 1, the provisions of this Amendment No. 1 shall control.

     c.     Amendment  of  Employment  Agreement  Section  4(d).  The Employment
            ---------------------------------------------------
Agreement Section 4(d) is hereby superseded and replaced in its entirety by the following:

     (d)    Stock  Options.
            ---------------

     The Company shall grant and issue to Maglich annually during the term hereof five-year stock options at a rate of not less than one percent (1%) per annum of the Company's common stock issued and outstanding at the end of the year, such options to have an exercise price of the most recent arms length sale or, if publicly traded, the average price for the preceding thirty days. In no event shall Maglich receive, in the aggregate, in any one year less than 10% of the total number of options granted by the Company for services in that year.

     d.     Purpose  and  Effect.  The  purpose  of  this  Amendment No. 1 is to
            --------------------
revise the provision concerning the grant of the Additional Options to allow for the grant of the stock options from the Parent through one or more separate stock option agreements.

2.   CANCELLATION  OF  OPTION

     Maglich hereby agrees to rescind the grant of the Option to him by the Company through the Employment Agreement. The Parties agree that the Option is hereby cancelled. Upon execution of this Agreement and effective as of April 24, 2002, Maglich no longer holds the Option to purchase shares of the Subsidiary's or the Company's common stock pursuant to the Employment Agreement. Upon execution of this Agreement and effective as of April 24, 2002, the Subsidiary no longer has any stock options outstanding in the name of Maglich nor has any obligation to issue stock options to Maglich.

3.   ASSIGNMENT  AND  ASSUMPTION

     The Subsidiary hereby assigns all of its right, title and interest in and to the Employment Agreement to the Parent. The Parent hereby accepts such assignment, assumes all obligations of the Subsidiary arising out of the Employment Agreement and agrees to indemnify and hold the Subsidiary harmless from any liabilities, claims or demands based upon or arising under the Employment Agreement.

4.   OTHER PROVISIONS

     a.     Applicable  Law  and  Forum.  This  Agreement shall be construed and
            ---------------------------
enforced according to the laws of the State of California. All legal actions arising under this Agreement shall be instituted in, and each party consents to jurisdiction in the County of Orange, State of California.

     b.     Notices.  Any  notice  or  other communication required or permitted
            -------
under this Agreement shall be given in writing and delivered by hand or by registered or certified mail, postage prepaid and return receipt requested, to the following persons (or their successors pursuant to due notice):

     If to the Parent:          HiEnergy Technologies, Inc.
                                10 Mauchly Drive
                                Irvine, CA  92618
                                Attn: President

     If to the Subsidiary:      HiEnergy Microdevices, Inc.
                                10 Mauchly Drive
                                Irvine, CA  92618
                                Attn: President

     If to Maglich:             Bogdan C. Maglich
                                559 Vista Flora
                                Newport Beach, CA  92660

Such address may be changed from time to time by any party by providing written notice to the other parties in the manner set forth above.

     c.     Waiver.  The failure of the parties to enforce any provision of this
            ------
Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

     d.     Entire  Agreement.  This  Agreement constitutes the entire agreement
            -----------------
between  the  parties.

     e.     Amendments.  This  Agreement  may  be  modified  or  amended  if the
            ----------
amendment  is  made  in  writing  and  is  signed  by  all  parties.

     f.     Severability.  If  one or more provisions of this Agreement are held
            ------------
to be invalid or unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were excluded and shall be enforceable in accordance with its terms.

IN WITNESS WHEREOF, and in acknowledgment that the parties hereto have read and understood each and every provision hereof, the parties have executed this Agreement on the date first set forth above.


HIENERGY MICRODEVICES, INC.                HIENERGY TECHNOLOGIES, INC.



By:    /s/  Gregory F. Gilbert             By:   /s/  Barry Alter
   -----------------------------              --------------------------------
   Gregory F. Gilbert, President              Barry Alter, President and CEO




     /s/  B. C. Maglich
--------------------------------
Dr. Bogdan C. Maglich, Individually